UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

FIRST NATIONAL CORPORATION
(Name of Issuer)

Common Stock, par value $1.25 per share
(Title of Class of Securities)

32106V107
(CUSIP Number)
Gerald F. Smith, Jr. c/o First National Corporation 112 West King Street Strasburg, Virginia 22657 (540) 465-9121
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 22, 2022
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box ☐.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 32106V107	Page 2 of 6

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Gerald F. Smith, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 145,521
	8	SHARED VOTING POWER 246,024
	9	SOLE DISPOSITIVE POWER 145,521
	10	SHARED DISPOSITIVE POWER 246,024
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 391,545
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.29%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 32106V107	Page 3 of 6

Item 1. Security and Issuer.

The class of equity securities to which this Schedule 13D (the “Statement”) relates is the Common Stock, par value $1.25 per share (the “Common Stock”), of First National Corporation, a Virginia corporation (the “Issuer”). The principal executive offices of the Issuer are located at 112 West King Street, Strasburg, Virginia 22657.

Item 2. Identity and Background.

(a) through (c) and (f)

This statement is being filed by the individual listed below (the “Reporting Person”). The information contained on the cover page to this Statement is incorporated herein by reference.

Name	Residence or Business Address	Present Principal Occupation and the Name, Principal Business and Address of Any Entity in which such Occupation is Conducted
Gerald F. Smith, Jr.	549 Merrimans Lane Winchester, Virginia 22601-6207	Chairman, Chief Executive Officer, President and Director Valley Proteins, Inc. (a rendering business) 151 Valpro Drive Winchester, Virginia 22603

(d) and (e)

During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable. The Reporting Person is not reporting any purchases of Common Stock or other equity securities of the Issuer on this Statement. See the Reporting Person’s response to Item 5(c) of this statement for information about the transactions pursuant to which the Reporting Person’s beneficial ownership has exceeded 5.0% of the Issuer’s outstanding Common Stock.

Item 4. Purpose of Transaction.

The Reporting Person and the trusts described in Item 5(c) of this Statement have completed the transactions described in Item 5(c) as part of the estate planning process of the Reporting Person’s family.

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Item 5. Interest in Securities of the Issuer.

The information contained on the cover page to this Statement and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated herein by reference.

The percentage ownership information as presented in Item 5(a) and Item 5(b) is calculated based on 6,228,176 shares of Common Stock issued and outstanding, as reported in the Issuer’s Current Report on Form 8-K filed January 31, 2022.

(a) – (b)         At March 25, 2022, the aggregate number of shares of Common Stock beneficially owned by the Reporting Person was 391,545, or approximately 6.29% of the Issuer’s issued and outstanding shares of Common Stock.

Reporting Person	Amount Beneficially Owned	Percent of Class	Sole Power to Vote or Direct the Vote	Shared Power to Vote or Direct the Vote	Sole Power to Dispose or Direct the Disposition	Shared Power to Dispose or Direct the Disposition
Gerald F. Smith, Jr.	391,545	6.29%	145,521*	246,024**	145,521*	246,024**

*         Consists of (i) 106,866 shares of Common Stock held by the G.F. Smith, Jr. Revocable Trust, of which the Reporting Person serves as trustee, and (ii) 38,655 shares of Common Stock held by the Reporting Person in his own name.

**         Consists of (i) 245,124 shares of Common Stock held by the Gerald F. Smith, Jr. GST Trust, of which the Reporting Person serves as co-trustee (the “GST Trust”), and (ii) 900 shares of Common Stock held by an irrevocable trust for the benefit of the Reporting Person’s daughter (the “Daughter Trust”), of which the Reporting Person serves as co-trustee. Mr. J. Charles Link serves as co-trustee of the GST Trust, and shares voting power and disposition power with the Reporting Person with respect to shares of Common Stock held in the GST Trust. Mr. David S. Reynolds also serves as co-trustee of the Daughter Trust, and shares voting power and disposition power with the Reporting Person with respect to shares of Common Stock held in the Daughter Trust.

Mr. Reynolds’ principal occupation is CFO/Business Manager of St. Christopher’s School, with a primary business address of 711 St. Christopher’s Road, Richmond, Virginia 23226. During the last five years, Mr. Reynolds has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Reynolds is a citizen of the United States of America.

Mr. Link is the retired Treasurer of Union First Market Bankshares, with a primary address of 13539 Scotchtown Road, Beaverdam, Virginia 23015. During the last five years, Mr. Link has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violation of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Link is a citizen of the United States of America.

(c)         The Reporting Person has effected the following transactions in Common Stock during the past 60 days. For a description of the purpose of these transactions, see Item 4 of this Statement.

CUSIP No. 32106V107	Page 5 of 6

Date	Shares Acquired	Shares Disposed	Price per Share	Description of Transaction
2/04/2022	--	18,200	n/a	Gift of shares of Common Stock by the G.F. Smith, Jr. Revocable Trust
3/22/2022	245,124	--	n/a	Shares of Common Stock were previously held by a separate trust, the assets of which were decanted, and thereafter such shares of Common Stock were transferred to the GST Trust

(d)         Not applicable.

(e)         Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person’s responses to Item 4 and Item 5 are incorporated by reference herein. In addition, the Reporting Person is a director of the Issuer.

Except as disclosed in or incorporated by reference into this Item 6 of this Statement, to the best knowledge of the Reporting Person, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer.

Item 7. Material to be Filed as Exhibits.

None.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 29, 2022

/s/ Gerald F. Smith, Jr. Gerald F. Smith, Jr.